October 22, 2004


Frank Litvack, M.D.
President and Chief Executive Officer
Conor Medsystems, Inc.
1003 Hamilton Court
Menlo Park, California 94025

Re:	Conor Medsystems, Inc.
	Registration Statement on Form S-1
	Filed September 22, 2004
	File No. 333-119174

Dear Dr. Litvack:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also, in the next amendment, please fill in the blanks throughout the filing, and note that we may have additional comments after you do so.

2. Please supplementally provide us with copies of any graphics or artwork that you intend to use in your prospectus. We may have further comment after reviewing those materials.

Prospectus Cover Page
3. Please remove the language designating Citigroup as "Sole Book-
Runner."

Summary - Page 1
4. Please revise the first paragraph of your "Corporate Overview" section to clarify that you have no products available for commercial sale and have not generated any product revenues.
5. We note that much of the disclosure contained in the prospectus summary, particularly on pages 1 - 3, is identical to the disclosure contained in other parts on the prospectus, particularly on pages 43-
45 and 48. Your summary should briefly highlight, and not merely repeat, the key information in your prospectus. See Item 503(a) and the instruction thereto.
6. Please provide copies of the industry reports cited throughout the registration statement, clearly marking the relevant sections.
For
example, you cite unnamed industry estimates in the second sentence of the "Corporate Overview" subsection on page 1 and in the third full paragraph on page 3. Please also disclose the source of your quoted industry estimates. In addition, please tell us whether the sources of the citied statistics have consented to your use of their data and whether any reports were prepared specifically for your use.
7. In the second sentence of the "Corporate Overview" subsection on page 1 and in the first paragraph of the "Business" section on page
43, you state that "industry sources" expect the market for drug eluting stents to grow to over $6 billion by 2008. In addition to supplying us with this report, as requested above, please tell us whether you have obtained any other reports containing estimates of the projected growth of the market for drug eluting stents. If so, please provide us with copies of those reports as well.
8. In the carryover paragraph on pages 1 and 2, you discuss your plans to market and distribute your COSTAR stent. With a view toward balanced disclosure, please revise the penultimate paragraph on page
1 and in the Business section to make clear that you have not yet received any government regulatory approvals necessary to distribute the COSTAR stent, and disclose when you anticipate receiving government approvals in each of your anticipated markets.
9. Please revise the "Risk Factors" subsection of your summary to present the information disclosed using bullet points, subcaptions or another more readable format.

The Offering - Page 5
10. Please expand your disclosure in the third bullet point
regarding
shares reserved for future grants to reflect that the number of shares reserved for issuance under your plans does not include the annual increases in the number of shares authorized under your
2004
Equity Incentive Plan, as described on pages 79-80.

Risk Factors - Page 8
11. Please eliminate the third sentence of the italicized introductory paragraph to your Risk Factors section and revise as appropriate to ensure that your disclosures address all material risks.
12. We note your disclosure on page 67 under the subheading Facilities that you plan to operate clean room manufacturing facilities. Please consider adding risk factor disclosure, if appropriate, discussing any material risks associated with the operation of these facilities.

We believe that it is highly likely that one or more third parties will assert a patent infringement claim against us... - Page 8
13. Please disclose whether or not you are aware of any parties that currently intend to pursue such claims against you.

We rely on single source suppliers for our COSTAR stent components, manufacturing components, and the active drug used in our COSTAR stent ... - Page 15
14. Please clarify whether you have a guaranteed level of production capacity with your single source suppliers. Please also disclose under "Manufacturing and Raw Materials" on page 57 the material terms of any agreements with such suppliers.

Forward-Looking Statements - Page 28
15. Please eliminate your disclosure in the third paragraph of this section that you "cannot assure [investors] of the accuracy of the market and industry data" that you have included in the prospectus, as it is inappropriate to disclaim responsibility for the accuracy of disclosures in your prospectus.

Capitalization- Page 30
16. Provide details of the basis for including the estimated cash proceeds from the warrants that will terminate if not exercised prior to the closing of the offering. Clarify whether there is a firm commitment or other agreement to exercise these options.

Management`s Discussion and Analysis of Financial Condition and Results of Operations -Page 36
17. We reference the discussion on page 37 of the significant costs expected to fund the Company`s platform development program, the first product candidate and to develop new product candidates. Provide more details of the specific plans to pursue commercialization of the Company`s products, quantify the estimated costs and discuss the expected funding/ financing sources. The expected timing of these events should also be discussed.

Liquidity and Capital Resources: Operating Capital and Capital Expenditure Requirements - Page 39
18. Please revise here or in your Business section to include all of the plan of operation disclosures required by Item 101(a)(2) of Regulation S-K.
19. In the penultimate paragraph on page 39, you state that you do not expect to generate significant product revenues until you successfully obtain marketing approval for and begin selling your COSTAR stent. We note that in the last paragraph on page 43, you state that you plan to launch your COSTAR stent in India in early 2005. Please revise the disclosure on page 39, if true, to state that your reference is to marketing and selling in the United States and/or Europe.
20. We note that the fact that it is "highly likely" that one or more of your competitors will assert patent infringement claims appears to represent a material trend or uncertainty that may materially affect the company`s financial condition and results of operations. Although we recognize that you have included a discussion of the possibility of potential infringement claims elsewhere in the prospectus, please revise to include a more complete discussion and analysis of the potential impact of any patent infringement claims on the company`s financial condition and results of operations. For guidance, please refer to "Focus on Material Trends and Uncertainties" at Section III.B.3 of Release No. 33-8350 available on our website at www.sec.gov.
21. Please revise your disclosures here, in the first risk factor on page 8 and your "patents and proprietary rights" section on pages 58-
64 to provide more details of the reason you believe it is "highly likely" that your competitors will assert patent infringement claims if and when the COSTAR stent is commercialized and the impact that this could have on the Company.

Critical Accounting Policies and Significant Judgments and
Estimates
- Page 40
Stock-Based Compensation - Page 41

22. Since you reassessed the estimated fair value of your common stock, we believe that these disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements.

Please revise to provide the following disclosures in MD&A and in the footnotes to the financial statements:

a. The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.
b. Provide more details of the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent audited balance sheet. Provide a summary of the information included in the supplemental response dated October 12, 2004.
c. Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent audited balance sheet.
d. Disclose the valuation method used and the reasons why you chose that method.

Business - Beginning on Page 43

Overview - Page 43
23. Please disclose whether you have the regulatory approvals necessary to launch your COSTAR stent in India in early 2005, or alternatively when you anticipate receiving such approvals.

Industry Background:  The Drug Delivery Mechanism - Page 46
24. Please explain the basis for your belief that uniform coating thickness 1) is a limitation on conventional drug eluting stents and
2) results in lower manufacturing yields.
25. Please explain the basis for your belief that residual polymers left by conventional drug eluting stents is a limitation of such products.

Industry Background:  Limitations on Conventional Drug Eluting
Stents
26. Please explain the basis for your belief that the limited control over drug release kinetics of conventional drug eluting stents is a limitation of such products. We note that, based on your disclosure on page 47, sirolimus and paclitaxel appear to be the two primary drugs used in drug eluting stents for the treatment of restenosis. Are you aware of any studies that show increased efficacy of sirolimus when drug release kinetics differ from those provided by conventional stents?

Clinical Development Program - Page 51
27. Please revise the disclosure on page 51 or 53 in a way that allows the reader to readily compare information regarding reported results from U.S. pivotal trials of FDA-approved conventional drug eluting stents with your own clinical trials for the PISCES study. The information provided should be, to the extent available, of the same type and format for both the trials of conventional stents and the PISCES study. Please also tell us why you did not provide data regarding in-segment late loss for the PISCES study.
28. Please disclose whether the results of the SCEPTER study were substantially similar to the results of the PISCES study for formulations F1 and F2.

Sales and Marketing - Page 56
29. We note that the Biotronik and Interventional Technologies agreements (and the descriptions of those agreements on pages F-24 and F-25) provide those entities with rights to distribute your bare cobalt chromium stent. We note, however, that there is no discussion of such a product anywhere else in your registration statement. Please disclose, if material, your plans for developing, obtaining regulatory approval (if necessary) and marketing bare cobalt chromium stents.

Competition - Page 57
30. Please revise to clarify the extent to which your competitors have announced that they are developing stents that provide the ability to control drug release kinetics and describe how those stents differ from your COSTAR stent. For example, we note your disclosure that Boston Scientific`s TAXUS Liberte stent is designed to further enhance deliverability, but it is unclear whether the TAXUS Liberte stent is a bare metal coated stent or if it incorporates an alternative structural design. It is also unclear the extent to which, if at all, your other identified competitors have announced that they are developing other stents that provide the ability to control drug release kinetics.

Government Regulation: International - Page 66
31. Please disclose in greater detail the government regulatory approval processes for those jurisdictions in which you anticipate manufacturing, marketing and selling your products, including
India
and Europe (including Ireland).

Management - Beginning on Page 68

Board of Directors and Officers - Page 68
32. Please revise the biographical information on pages 68 and 69 to clarify Dr. Litvack`s employment from 2000 until 2003 and Mr. Diaz`s employment from 1999 to 2001. See Item 401(e) of Regulation S-K. Please tell us why Dr. Litvack`s position as general partner of Calmedica Capital, L.P. and member of Calmedica International, LLC is not described.
33. Please disclose any actions that you intend to take and the dates by which those actions will be completed in order to implement all applicable rules of the Nasdaq National Market and Rule 10A-3 of the
Exchange Act relating to the structure and composition of your board and your board committees.

Executive Compensation - Page 75
34. Item 402(a)(3) of Regulation S-K requires the disclosure of all compensation paid to the registrant`s "four most highly compensated executive officers other than the CEO who were serving as executive officers at the end of the last completed fiscal year." We note your disclosure regarding Ms. Lynch, however inclusion of her compensation does not negate your obligation to disclose the compensation of another highly compensated executive officer serving as an executive officer at the end of your 2003 fiscal year.

Certain Transactions - Page 87
35. In footnote 6 to the table on page 87, please identify Dr
Litvack
as your Chairman and Chief Executive Officer.

Principal and Selling Shareholders - Pages 61 and 62
36. Identify the natural persons who beneficially own the shares held by Highland Capital Partners, Maverick Fund, Hunt Capital Partners and Hambrecht & Quist. Please note that beneficial ownership is defined as one who has or shares voting and/or investment power, and voting or investment power with respect to shares held by an entity may be allocated to or otherwise held by persons, groups or bodies who individually or collectively have little or no ownership interest in that entity. For example, if voting or investment control over the shares held by any of the named entities is maintained by that entity`s board of directors, general partners, or similar groups or entities, please include appropriate disclosure.

Underwriting - Page 100
37. We note that you have reserved a number of shares for sale to officers, directors, employees, and certain other persons associated with you. Supplementally describe the nature of these other persons` association with you, and address how you determined the prospective recipients. Please provide the following information and make the following revisions:
* Tell us about the nature and timing of any discussions or arrangements you have had regarding the reserved shares with any parties for whom the underwriters will reserve shares. Address whether any offers or solicitations have been made prior to the filing of the registration statement.
* Address how you determined the number of shares to reserve.
* Disclose whether these securities will be subject to lock-up agreements.
* Tell us the procedures that will be followed to implement the reserved share program, including the process by which you will seek indications of interest.
* Supplementally provide a copy of all written material used in connection with the reserved share program and analyze how that material is consistent with Rule 134.
      We may have further comment based on your response.

38. Identify the members of the underwriting syndicate that will engage in the electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
Also, in your discussion of the procedures, tell us how those procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
* The communications used;
* The availability of the preliminary prospectus;
* The manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and
* The funding of an account and payment of the purchase price. Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

Legal Matters - Page 103
39. Please supplementally provide us with a copy of the form of legal opinion to be filed as Exhibit 5 to your registration statement at the time of filing the first amendment to your registration statement. Please note that we may have additional comments once we have had the opportunity to review the opinion.

Financial Statements

General
40. Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.
41. Include an updated accountant`s consent with all amendments to the filing.
42. Provide supplemental details of the accounting for the forgiveness of the loan with the Chief Technology Officer discussed on page 88.

Note 8. Convertible Preferred Stock and Stockholders` Equity
(Deficit) - Page F-19
43. Please explain supplementally your consideration of the cumulative dividends on the Series C and D convertible preferred stock and the accretion of all of the convertible preferred stock to their redemption values in the computation of net loss available to common stockholders. Refer to FAS 128 and EITF Topic D-98.
Revise
the filing as necessary based on our concerns.
44. For options granted during the twelve months prior to the date of the most recent audited balance sheet, please disclose the following in the notes to your financial statements:
a. For each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value
(if any) per option.
b. If the valuation specialist was a related party, please disclose that fact.

Part II

Recent Sales of Unregistered Securities - Page II-2
45. Please revise your disclosures generally to include all of the information required by Item 701 of Regulation S-K, including, among other things, the following:
* Please identify by name or by class the persons to whom the securities were sold. Please also revise as necessary to disclose the number of purchasers who participated in each offering.
* Where an offering was conducted in reliance on Regulation D, please disclose the specific Regulation D exemption relied upon and the facts that supported the availability of that exemption.
* Where an offering was conducted in reliance on Rule 701, please disclose the facts that supported the availability of that exemption.
* Please provide the disclosures required by Item 701(b) with respect to any underwriters, placement agents, finders or other persons who participated in any offering.
Exhibits and Financial Statement Schedules - Page II-3
46. Please file all other required exhibits with the next amendment to your registration statement, and allow sufficient time for staff review.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Lynn Dicker at (202) 824-5264 or Brian
Cascio,
Branch Chief, at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 942-7924
with
any other questions.

      Sincerely,



David Ritenour
Special Counsel

cc (via fax):  	Suzanne Sawochka Hooper, Esq., Cooley Godward
LLP
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Frank Litvack, M.D.
Conor Medsystems, Inc.
October 22, 2004
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